Form 20-F
period 1997-12-31
NEWCOURT CREDIT GROUP INC
filed 1998-05-14
CIK 1037603

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13 and 15(d) of
the Securities Exchange Act of 1934



For the month(s) of: January 1, 1997 to December 31, 1997


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/x/ 		Form 40-F	   / /

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 13,1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary





























	NEWCOURT CREDIT GROUP INC.











	RENEWAL ANNUAL INFORMATION FORM

















	May 1, 1998

TABLE OF CONTENTS

                                                                 Page

ITEM 1 - INCORPORATION                                             1
                       The Company                                 1
                       Principal Subsidiaries                      1

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS                       2
                       Newcourt Capital                            2
                       Newcourt Financial                          3
                       Newcourt Services                           4
                       Integration Office                          4
                       Acquisitions and Joint Ventures             4
                       Income Diversification                      5

ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS                     6
                      Overview of the Asset-Based Finance Industry 6
                       Newcourt Capital                            7
                       Newcourt Financial                          9
                       Newcourt Services                           14
                       Integration Office                          18
                       Finance Asset Portfolio                     18
                       Properties                                  20
                       Employees                                   21

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL
               INFORMATION                                         21
                      Dividend Record and Policy                   22

ITEM 5 - MANAGEMENT'S DISCUSSION AND
               ANALYSIS OF OPERATING RESULTS                       23

ITEM 6 - MARKET FOR SECURITIES                                     23

ITEM 7 - DIRECTORS AND OFFICERS                                    23
                       Directors                                   23
                       Executive Officers                          26

ITEM 8 - ADDITIONAL INFORMATION                                    28

ITEM 1 - INCORPORATION

The Company

	Newcourt Credit Group Inc./Groupe-Credit Newcourt Inc.
("Newcourt" or the "Company") was incorporated in 1984 under the Business Corporations Act (Ontario). The Company's head office is located at Suite 3500, BCE Place, 181 Bay Street, P.O. Box 827, Toronto, Ontario M5J 2T3. Following the Company's acquisition of AT&T Capital Corporation in
January, 1998, Newcourt has approximately 5000 employees operating in 24 countries out of 61 offices worldwide, including 10 offices in Canada, 23 offices in the United States and 28 international offices. The Company is also represented in over 2,000 additional locations across North America at the premises of equipment manufacturers, dealers and distributors through the on-site availability of the Company's credit approval software system.

	The Company's restated articles of incorporation dated February 8, 1996 were amended on March 26, 1997 giving effect on April 14, 1997 to a subdivision on a two-for-one basis of all of the Company's issued and outstanding Common Shares and all of the Company's Common Shares reserved for issuance.

Principal Subsidiaries

	The following diagram illustrates the relationship of the Company to its wholly-owned principal operating subsidiaries and the jurisdiction of incorporation of each such subsidiary:

Subsidiary Graphic

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

	Newcourt is one of the world's largest independent, non-bank financial services companies, with over $31 billion in owned and managed assets. Newcourt originates, sells, co-invests in and manages asset-based financings. The Company originates the financing of a broad range of equipment and capital assets by way of secured loans, conditional sales contracts and financial leases. Newcourt distinguishes itself from traditional lenders, such as banks, trusts and finance companies, in that Newcourt:

	sells and manages, rather than owns, the majority of the finance assets which it originates, thereby reducing the Company's capital requirements and credit exposure;

	produces a significant portion of its income through revenue from, and fees relating to, the sale of finance assets, thereby reducing the Company's dependence on net finance and rental income;

	funds its activities through commitments from institutional investors rather than by accepting deposits from the public; and

	offers select, asset-based financing services rather than providing full-service lending.

	The Company operates in two distinct segments of the asset-based finance market: (i) corporate finance; and (ii) commercial finance.

	The current operating structure of the Company and the market segments in which it operates are the result of a strategy developed in 1989. At that time, the Company identified two key objectives for the development of its commercial finance business: (i) target specific segments of the medium size commercial asset finance market and establish separate marketing units to cover each segment; and (ii) expand its commercial finance business by increasing the number of formal vendor programs and by acquiring captive vendor finance companies.

	During the fiscal year ended December 31, 1997, in addition to the growth and expansion in its current business and the continued diversification of its loan originations, Newcourt completed several major acquisitions in the commercial finance segment of the asset-based finance market. In August, 1997, the Company acquired all of the issued and outstanding shares of Commcorp Financial Services Inc. ("Commcorp"), a Canadian asset finance and associated management service company. In September, 1997, Newcourt acquired the Business Technology Finance division of Lloyds Bowmaker
Limited (a United Kingdom-based asset finance company).  Also in
September, 1997, the Company acquired the micro-balance origination and financing division of Lease Finance Group of Chicago, Illinois. In October, 1997, Newcourt acquired the small-balance loan processing capabilities of Omni Financial Services of America, Inc. In November, 1997, the Company announced that it had reached an agreement to acquire all of the issued and outstanding shares of AT&T Capital Corporation ("AT&T Capital") which acquisition was completed on January 12, 1998.

	The Company has organized its activities and operations around three core businesses: (i) Newcourt Capital; (ii) Newcourt Financial; and (iii) Newcourt Services. In addition, the Company has established a fourth business for 1998, the Integration Office, which is responsible for the integration of Newcourt, AT&T Capital and the other acquisitions completed by the Company in 1997.

Newcourt Capital

	Newcourt Capital Inc., an Ontario company ("Newcourt Capital") is the international investment banking business of the Company. Newcourt Capital operates in the corporate finance market through the funding and advisory services that it provides to major equipment manufacturers, corporations, public sector institutions and governments worldwide.
Newcourt Capital's principal structured finance activities include providing corporate and government structured debt financings, providing financial services to the commercial and general airline industries, arranging cross-border lease financings, acquiring and managing asset-based finance portfolios and financing international equipment acquisitions. Newcourt Capital primarily funds its originations through direct syndication to institutional investors and specific investor funds established and managed by Newcourt.

	Newcourt Capital provides its corporate finance services through seven distinct marketing units:

	Aerospace Finance - provides financial services in Canada, the United States and Europe to both the commercial aviation market, with an emphasis on the regional airline industry, and the general aviation market, with an emphasis on the corporate aircraft and helicopter market segments;

	Rail Finance - provides financing and advisory services to railroads and industrial rail shippers in Canada and the United States;

	Public Sector Finance - provides financing and advisory services in Canada, the United Kingdom and internationally to governments, public sector agencies and corporate clients in the infrastructure and institutional healthcare sectors;

	Project Finance - provides limited or non-recourse project specific financing for institutional and corporate clients in North America and the United Kingdom;

	Structured Finance - provides structured financing services in Canada, the United States and Europe, including cross-border leases, single investor leases, synthetic leases and off-balance sheet financings;

	Media and Communications Finance - provides debt financing services to the communications market and various media sectors in North America; and

	Principal Finance - provides financing in North America for acquisitions, buy-outs and recapitalizations which are done in conjunction with existing management teams and/or established financial buyers of companies.

Newcourt Financial

	Newcourt Financial Ltd., an Ontario company ("Newcourt
Financial") is the Company's business unit responsible for originating loans in the commercial finance market. Newcourt Financial offers asset-based sales and inventory financing through select strategic relationships with equipment manufacturers, dealers, distributors and certain professional bodies and associations ("vendors"). As at December 31, 1997, Newcourt Financial had more than 300 vendor finance programs with selected vendors, which are the primary source of the Company's loan origination business in the commercial finance market.

	Newcourt Financial provides its lending services through seven distinct marketing units:

	Transportation and Industrial Finance - provides inventory and term financing in North America in the transportation, construction, industrial and fleet vehicle leasing marketplaces;

	Technology Finance - provides direct and vendor financing in North America to manufacturers, distributors and resellers of information technology hardware and software and to their customers;

	Telecommunications Finance - provides vendor financing in North America to the telecommunications industry under an exclusive international vendor program with Lucent Technologies Inc. a former affiliate of AT&T Corporation;

	Business Finance - provides asset-based sales and inventory financing to vendors and customers in the commercial, industrial, healthcare and retail finance markets in North America;

	Specialty Finance - provides a variety of financial products to the small business and healthcare markets in North America through micro-balance leasing, government supported (SBA and SBLA) programs and intermediary financial services;

	Technology Services - provides other Newcourt business units with the ability to underwrite operating leases and rental products for the information technology business sector; and

	International and Joint Ventures - provides specialized support in Europe, Asia Pacific and Latin America for Newcourt's established vendor programs and develops and manages dedicated joint venture structures.


Newcourt Services

	Newcourt Services is the administrative unit of the Company responsible for managing the capital structure of the Company and for providing cost-effective growth, control and support services to the Newcourt Capital and Newcourt Financial business units.

	Newcourt Services is divided into eight principal operating units:

	Treasury - responsible for funding the loan origination activities of Newcourt Capital and Newcourt Financial through securitization and syndication programs and the capital markets;

	Credit and Risk Management - responsible for the proper management of the credit and residual risks to which the Company is exposed;

	Financial Reporting and Administration - responsible for the Company's financial reporting requirements, its fiscal administration, and for ensuring that the accounting policies and procedures of Newcourt and AT&T Capital are properly and effectively consolidated;

	Human Resources - responsible for the strategic allocation and management of the Company's human resources, including the Company's compensation and benefit programs;

	Communications and Marketing - responsible for developing and managing Newcourt's marketing services, client communication services and internal communications;

	Tax Planning - responsible for providing timely, responsive and superior domestic and international tax services to all of Newcourt's business units;

	Systems Development - responsible for integrating, managing and developing Newcourt's extensive technology infrastructure; and

	Quality Assurance - provides an independent appraisal function within the Newcourt organization which examines and evaluates the adequacy and effectiveness of management, financial controls and operations.

Integration Office

	The Integration Office is responsible for ensuring the success of the acquisition and subsequent merger of AT&T Capital and Newcourt and the subsequent merger of their respective businesses and operations. The Integration Office is responsible for both establishing an overall vision for the combined entity and for outlining and communicating to all employees of Newcourt the revised business units, compensation philosophies, desired culture and behaviour, and the growth, efficiency, customer service and profitability targets. The Integration Office is also responsible for ensuring that all reasonable consolidation and cost containment initiatives are successfully implemented in a manner which ensures the rapid and seamless integration of Newcourt and AT&T Capital.

Acquisitions and Joint Ventures

	Acquisitions

	On August 29, 1997, Newcourt acquired all of the issued and outstanding common shares of Commcorp, a Canadian asset finance and associated management service company, for approximately $366 million. On September 5, 1997, Newcourt acquired the Business Technology Finance Division of Lloyds Bowmaker Limited, a United Kingdom-based asset finance company, for $493 million. On September 30, 1997, Newcourt acquired the micro-balance origination and financing business of the Lease Finance Group of Chicago, Illinois for $13 million. On October 22, 1997, Newcourt acquired the small-balance loan processing capabilities of Omni Financial Services of America, Inc. for $10 million.

	On November 17, 1997, Newcourt agreed, subject to the satisfaction of certain conditions, to acquire all of the issued and outstanding shares of AT&T Capital for $2.4 billion. On January 12, 1998, the Company completed the acquisition of AT&T Capital with the result that Newcourt acquired:

	AT&T Capital's diversified portfolio of approximately US$13.9 billion (as at December 31, 1997) in owned and managed assets representing over 500,000 customers and covering a broad spectrum of equipment;

	over 130 additional vendor programs;

	additional principal offices in Brussels, Frankfurt, Hong Kong, London, Mexico City, Milan, Paris, Sydney, Toronto and throughout the United States; and
	more than 2,800 additional employees.

As this acquisition was completed subsequent to December 31, 1997, Newcourt's financial statements for the year ended December 31, 1997 do not reflect the financial results, costs or contribution to earnings of AT&T Capital.

	Joint Ventures

	Since 1994, Newcourt's business plan has been to expand its loan origination business by entering into strategic joint ventures with established manufacturers and distributors. In 1997, Newcourt renewed, initiated or established joint venture arrangements with vendors such as Dell Computer Corporation. In addition, the Company's existing joint venture with Western Star Trucks was expanded to the United Kingdom and Australia.

	The most significant joint venture completed in 1997 was the joint venture with Dell Computer Corporation ("Dell"). Pursuant to this arrangement, Newcourt will provide financing to Dell's corporate and retail customers through Dell Financial Services, a separate business unit established by Dell and the Company. The initial term of this arrangement is 5 years, and it provides for a renewal period of a further 5 years. The initial agreement with Dell related only to Dell's United States' operations; however, Dell and Newcourt have recently agreed to extend the arrangements to Dell's international sales, including Canada, Europe, and Australia.

Income Diversification

	The Company increased its commercial finance loan originations from $3,308 million in 1996 to $5,319 million in 1997. Corporate finance business volumes increased from $2,496 million in 1996 to $3,593 million in 1997. In 1997, approximately 59% of the Company's commercial finance volumes and 29% of the Company's corporate finance volumes were generated in the United States, as compared to 55% and 54%, respectively, in 1996.

	The Company derives asset finance income primarily through: (i) gains and fees from the origination of asset-based financings and their subsequent sale through securitization and syndication; (ii) fees from the ongoing management of these financings both directly and through affiliated companies; and (iii) net finance or "spread" income earned on financings which are retained or temporarily warehoused by the Company. The
Company's total asset finance income in 1997 was $318.4 million ($171.6 million in 1996) composed of: (i) $188.8 million of securitization and syndication income ($87.5 million in 1996); (ii) $45.3 million of income from affiliated companies and management fees ($31.7 million in 1996); and (iii) $84.3 million of net finance income ($52.4 million in 1996).


ITEM 3 - NARRATIVE DESCRIPTION OF THE BUSINESS

Overview of the Asset-Based Finance Industry

	The Company operates in two distinct segments of the asset-based finance market: (i) corporate finance; and (ii) commercial finance.

	Corporate Finance Market

	The corporate finance market is a segment of the asset-based finance market which generally involves large structured asset finance transactions. Financing in this market is required by corporations, institutions and governments acquiring capital assets such as aircraft, toll highways, railway rolling stock and transportation fleets. Transactions in this market differ significantly from those in the commercial finance market in terms of their complexity. Funding is usually provided by banks, other private market lenders such as life insurance companies and through public capital markets. The principal intermediaries in the corporate finance market are investment bankers. Most transactions involve syndications, whereby several institutional investors participate in each financing transaction. These financings can involve the use of financial derivative products such as interest rate and currency swaps.

	The corporate finance market has experienced strong growth over the past several years. This growth is the result of corporate and institutional borrowers seeking to diversify their sources of debt capital by dealing directly with asset-based lenders. As well, asset-based lenders have been ggressively pursuing lending opportunities as a means of diversifying their investment portfolios. Investment bankers, such as Newcourt Capital, have played an integral role in this market by providing the link between borrowers and non-bank lenders and designing and arranging the asset-based structures necessary for these financings.

	Commercial Finance Market

	The commercial finance segment of the asset-based finance market involves the provision of direct and indirect financing for the acquisition of commercial equipment. This segment of the asset-based finance market involves the financing of equipment as such assets move through the distribution channel from the manufacturer to the dealer to the ultimate end -user of the equipment. Asset-based financing within the commercial finance segment of the market is provided by a wide variety of market participants, including banks, captive finance companies and independent finance companies. The commercial finance segment of the market has experienced strong growth in recent years as a result of increased capital and infrastructure spending, increased machinery and equipment expenditures and the continuing trend of consolidation in the industry as larger participants build market share through acquisitions and the outsourcing by equipment manufacturers, dealers and distributors of their asset-based financing requirements. Within the commercial finance market, the Company has focused its activities on establishing formal vendor finance programs as a basis for originating asset finance business.

	Vendor finance programs are agreements with equipment manufacturers, dealers, distributors and professional organizations ("vendors") which provide a finance company with preferred access to financing transactions relating to a vendor's equipment. These financings are generally offered to: (i) the ultimate end-user of the equipment; and (ii) the vendor's dealers and distributors through inventory or "floorplan" financing. Vendor finance arrangements provide a steady, reliable flow of new business with lower costs of origination than asset-based financings marketed directly to end-users. Vendors often provide various forms of support to the finance company under these programs, including credit support and equipment repurchase and remarketing arrangements. Vendor finance programs can also take the form of a referral relationship which is less formal and typically does not include credit support from the vendor. For vendors, these programs are attractive as the financing is tailored to the vendor's particular product line and industry, thereby helping to promote equipment sales. The close relationship between credit sources and the vendor allows the vendor to maintain contact with the customer. These programs are often a less expensive alternative to a vendor maintaining its own captive finance company.

	Vendor finance is typically provided for the small and medium size transaction markets. Small size market transactions principally involve office equipment purchases and are serviced mainly by the captive finance companies of the various equipment manufacturers. Medium size market transactions cover a wide range of equipment purchases and are serviced by a variety of financial institutions.

Newcourt Capital

	Newcourt Capital is the Company's specialized investment banking business unit. This unit provides structured asset-based financings ranging in value from $10 million to over $1 billion. The principal activities of Newcourt Capital include providing funding and advisory services for the acquisition of large capital assets such as commuter aircraft and public transit equipment, as well as for the development and operation of major capital projects such as power facilities and toll highways. In early 1997, Newcourt established a US $500 million Project Finance Fund in co-operation with three U.S. life insurance investors to finance major capital projects in the United States, Canada and the United Kingdom, for which Newcourt will act as originator and manager of transactions.

	Newcourt Capital's income is generated primarily by fees earned from: (i) advisory services it provides on transactions, (ii) the syndication and management of the asset-based financings which it originates, and (iii) net finance income on assets which it retains. Unlike most investment banks, Newcourt Capital retains a minority interest (usually between 5% and 15%) in individual transactions which it originates and usually retains on-going management responsibility for these financings. Newcourt Capital believes that its policy of retaining an interest in the transactions which it originates represents a significant factor in its ability to syndicate the balance of these transactions to institutional investors. See "Funding Arrangements - Term Funding - Corporate Finance" in "Management's Discussion and Analysis" on page 22 of the Annual Report to Shareholders of the Company for the year ended December 31, 1997 (the "Annual Report").

	Newcourt Capital's activities are conducted through its principal offices in Toronto, Montreal, Chicago, New York, Morristown, New Jersey, London, England and Bridgetown, Barbados. Newcourt Capital's Toronto office has been in existence since the Company's founding in 1984. The Chicago office was opened in early 1993, and Newcourt Capital's Montreal office was established in 1994 in order to better serve the Company's Quebec clients. Each of the New York and London offices was established in early 1996. The New York office is staffed with 9 experienced structured finance professionals and is primarily engaged in providing financing and services relating to project financings. The Bridgetown office originates, funds and manages international equipment financings.

	In 1997, Newcourt Capital participated in and advised on a number of significant transactions, including: (i) rail and public financings in which Newcourt Capital provided U.S. $80 million of financing to Trinity Industries Inc. for approximately 1,500 rail cars and agreed to act as the lead arranger and underwriter of the international financing for the construction of a US$1.1 billion highway in Israel; (ii) regional airline financings, of which Newcourt Capital financed a total of $1.4 billion during 1997, including $214 million of refinancing and advisory services for ATR, and secured an exclusive financing mandate for approximately US$300 million of financing for the acquisition of 16 regional jets by Mesa Air Group Inc.; and (iii) cross-border lease financings, in which the Company continued to focus on U.S. tax-based leases with equity investors from the United States and institutional debt participants. In addition, Newcourt Capital announced in August 1997 its first project under its new Project Finance Fund - the financing of US$160 million for the construction by MCN Investment Corporation of a natural gas storage facility near Detroit, Michigan.

	Newcourt Capital generated operating income of $39.2 million in 1997, an increase of 54% over 1996 operating income of $25.4 million, with the majority of such income derived from its activities in corporate and government debt financings and regional airline financings. In such activities, syndication fees were the largest source of revenues for ' Newcourt Capital.

	Newcourt Capital's business strategy is based on two trends in the corporate finance market. First, many institutional investors perceive a need to diversify their long-term, secured fixed income portfolios. This need is currently not being satisfied by many of the securitized products available in North America and internationally as they are predominantly medium-term in nature. Second, to obtain more competitive funding, corporate and institutional borrowers are increasingly seeking more diversified sources of funding and more innovative financing structures.

	The Company believes that the success of Newcourt Capital is attributable to: (i) the expertise of the unit's executives in a variety of technical disciplines, including taxation, derivatives, treasury and cross-border financing issues, (ii) the strong relationships it has developed with institutional investors, borrowers and lessees, (iii) its ability to provide institutional investors with secure, long-term investments which meet their portfolio and credit requirements, (iv) its ability and willingness to underwrite and retain an interest in debt transactions which it originates, and (v) its ability to tailor its financings to the specific needs of its customers.

	Newcourt Capital believes that it successfully differentiates itself from its competitors by focusing on the creation of international financing structures which are specifically tailored to the financing requirements of borrowers and by offering to arrange funding on either an underwritten or partially underwritten basis. See "Funding Arrangements - Term Funding - Corporate Finance" in "Management's Discussion and Analysis" on page 22 of the Annual Report.

	Newcourt Capital's seven marketing units are described in more detail below.

	Aerospace Finance

	The Aerospace Finance unit provides financial services to two core markets: (i) commercial aviation, with an emphasis on regional aircraft; and
(ii) general aviation, with an emphasis on corporate aircraft and helicopters.

	The services which the Aerospace Finance unit provides to the commercial aviation market include asset-based financing and advisory services for equipment, such as regional jets and turbo prop aircrafts. Debt and capital lease financings are highly structured and range in size from

$25,000,000 to $500,000,000. In the general aviation market, Aerospace Finance unit provides either debt financings or lease financings in the range of $1,000,000 to $50,000,000 to the manufacturers, operators and owners of corporate aircraft and helicopters. In order to improve services to existing clients and to take advantage of new opportunities in the general aviation market, Newcourt Capital has established an office in Witchita, Kansas.

	Rail Finance

	The Rail Finance unit provides a wide variety of underwriting and advisory services to railroads and industrial rail shippers. The Rail Finance unit's financial products include secured term debt financings, leveraged leases, synthetic leases (off-balance sheet loans) and single investor leases. In addition to the marketing of Class I and shortline railroads, the Rail Finance unit focuses on industrial rail shippers in the agricultural and food processing, coal, utility and petrochemical industries. The Rail
Finance unit targets industrial rail shippers which typically have investment grade credit, operate large rail fleets and are financed by both long and short term methods.

	Public Sector Finance

	The Public Sector Finance unit provides financing and advisory services to governments, public sector agencies and corporate clients in the infrastructure and institutional health care sectors. The Public Sector Finance unit operates in three key markets: International Infrastructure; ' Canadian Institutional Healthcare; and UK Private Finance Initiative.
Within these key markets, the Public Sector Finance group focuses on providing its financial services to selected market segments, including infrastructure.

	The services provided by the Public Sector Finance unit include structured debt financing, sale and leaseback transactions, credit tenant leases, cross border and leveraged lease transactions, equipment rental and donor/foundation financing for institutional healthcare and a wide range of associated advisory services. The Public Sector Finance unit services its clients principally through the Toronto and London offices.

	The Public Sector Finance unit has established formal alliances with such significant developers as AGRA Inc. (general infrastructure), SHL SystemHouse (information systems), Allied Water (water and wastewater systems) and Canadian Highways International Corporation (highway infrastructure).

	Project Finance

	The Project Finance unit provides a wide range of limited or non-recourse project specific finance products and services to institutional and corporate clients in Canada, the United States and the United Kingdom, with a particular focus on the power, infrastructure, international telecommunications, energy and petrochemicals, metals and mining and forest products industry sectors. The Project Finance unit's products and services include the Project Finance lease, structured and secured non-recourse debt financing, project bidding support and funding services, commodity or merchant based project financing, and contract or franchise based project financing.

	The Project Finance unit targets transactions which range from $40,000,000 to $200,000,000 in size and which have a term of 10 to 30 years. The majority of the unit's project specific financing transactions are funded and managed through the auspices of Newcourt Capital's Project Finance
Fund, which was established in early 1997 in order to provide the Company's clients with efficient access to the capital resources of several major U.S. based insurance companies. The first project under this fund was announced in August, 1997, when Newcourt Capital undertook to provide US$160 million in financing for the construction of a natural gas storage facility by MCN Investment Corporation.

	The Project Finance unit serves its clients through a staff of financial professionals who are principally located in the Company's New York, London and Toronto offices.

	Structured Finance

	The Structured Finance unit operates out of the Company's Toronto and Chicago offices. It provides a broad range of structured financing services, including cross-border leases, single investor leases, synthetic leases and off-balance sheet financings in support of capital asset acquisitions, expansions and refinancings in Canada, the United States and internationally.

	Media and Communications Finance

	The Media and Communications Finance unit provides debt financing services for equipment acquisitions and other growth requirements to the communications market and various media sectors in North America. Within the telecommunications industry, the focus of the Media and Communications Finance unit is on companies which are developing fibre optic or wireless networks to serve urban and regional markets. In the media market, which is presently undergoing a process of consolidation, the Media and Communications Finance unit focuses on funding the acquisitions of independently owned radio and television stations.

	Principal Finance

	The Principal Finance unit provides senior and subordinated secured debt and working capital loans in the range of US$15,000,000 to US$75,000,000 for acquisitions, buy-outs and recapitalizations by the Company's North American clients. These financings are undertaken in conjunction with existing management teams and/or established financial buyers of companies that have established successful operations, supported by capable and proven management. The Principal Finance unit typically underwrites these transactions and syndicates them, while retaining 10% to 25% of each transaction. In addition, the Principal Finance unit regularly receives an equity interest of 5% to 15% in the target company.

Newcourt Financial

	Newcourt Financial, the Company's business unit servicing the commercial finance market, continued to experience strong growth in 1997.
The Company currently has over 300 vendor programs with equipment manufacturers, dealers, distributors and professional associations in a variety of industries throughout North America, Europe, Latin America and Asia-Pacific. In 1997, the Company retained all its existing vendor programs and established or acquired in aggregate over 130 new programs. The Company is not dependent on any single vendor for more than 10% of new business volumes. Newcourt Financial generated new asset-based originations of $5.3 billion in 1997, an increase of 61% over 1996 ($3.3 billion).

	The Company's commercial finance marketing executives have extensive industry specific experience in financing equipment for the markets served by the Company. Newcourt Financial's executives participate in the activities of trade associations for these industries and otherwise seek to enhance recognition of the Company's services among industry participants.
As a result, these individuals have developed relationships with vendors and end-users and have knowledge of customer needs, local conditions and competitor advantages and disadvantages. The Company believes that the experience, knowledge and relationships of its executives and managers enables it to compete effectively on the basis of customer service.

	As part of developing and enhancing vendor relationships, the Company seeks to establish itself as a business partner of its vendors through the establishment of comprehensive arrangements designed to promote equipment sales. The Company provides the vendor with expertise related to interest rates, downpayments, repayment maturities, documentation, collections, liquidations, marketing and related matters. Although the Company seeks and often obtains a preferred relationship with vendors pursuant to these programs, these arrangements do not obligate the Company to approve any financing transactions which do not meet the Company's credit standards or require the vendor to refer all of its financing transactions to the Company.

	The Company continuously seeks to expand the financing services offered under its existing vendor programs. For example, the Company was designated in 1993 as the first non-traditional approved lender under the Small Business Loans Act ("SBLA"). The SBLA program is an initiative of the Canadian federal government designed to encourage new equipment purchases of up to $250,000 by small businesses. As an approved SBLA lender, Newcourt is able to provide government-insured loans to purchasers of health care, transportation, office and commercial equipment. Since making its first SBLA loan in October 1993, the Company has originated and approved $328 million of SBLA loans.

	Continuing a trend that began in 1994, the Company has entered into several strategic joint ventures with established manufacturers and distributors. Through Newcourt, manufacturers are able to form their own captive finance companies providing sale and inventory financings, as well as a complete range of portfolio services.

	The Company believes that the success and uniqueness of Newcourt Financial is attributable to: (i) the specific industry and asset knowledge of Newcourt Financial's account executives, (ii) the unit's primary focus on vendor asset finance services and formal vendor focused relationships and,
(iii) its international reputation combined with its regional delivery structure.

	Newcourt Financial's seven marketing units are described in more detail below.

	Transportation and Industrial Finance

	The Transportation and Industrial Finance unit provides vendor finance in the transportation, construction, industrial and fleet vehicle leasing marketplaces to such customers as Western Star Trucks and Hyster.
The Transportation and Industrial Finance unit is an amalgamation of Newcourt Financial's former Transportation and Construction Unit, a portion of its former Commercial and Technology Unit and AT&T Capital's industrial and construction vendor programs.

	Transportation and Industrial Finance unit's two primary products are: (i) inventory financing to manufacturers' dealers prior to the sale of equipment to end-users; and (ii) term financing for manufacturer and dealer referred customers. Inventory financing services offered by the Transportation and Industrial Finance unit include both floor plan and rental/lease fleet financing on a floating rate basis with deferred principal reductions. All inventory financing is structured on a "full payout" basis with security taken on the specific assets financed. Each item of inventory is individually financed to accommodate payout at the time of retail sale and physical inventory audits are regularly scheduled in order to ensure adequate control of the underlying security. Term Financing (i.e. fixed repayment term) is primarily targeted towards manufacturer relationships and dealer referred customers as it provides attractive financing spreads and acceptable return margins. Most transactions are conditional sale or lease financings with a wide range of flexible, but structured, repayment terms. The customer base ranges from corporate fleets and municipalities to individual unit purchasers.

	The transportation and construction activities of the Transportation and Industrial Finance unit are focused on the provision of financing programs to established North American vendors operating primarily in the school bus, truck/trailer, construction equipment, material handling, specialty vehicle and fleet vehicle markets. In addition, the Transportation and Industrial Finance unit provides inventory financing to manufacturers' dealers prior to the sale of the equipment to customers. The types of equipment which are typically financed includes heavy and medium duty trucks, highway trailers, school buses, lift trucks equipment and a variety of construction equipment and fleet vehicles.

	The industrial activities of the Transportation and Industrial Finance group focus on the provision of vendor financings to established U.S. vendors and the machine tool, woodworking and plastic markets. The type of equipment which is typically financed includes horizontal machining centres, milling machines, lathes, electrical discharge machines and panel saws. The underlying long term value of this type of equipment makes it very attractive to finance companies.

	Transportation and Industrial Finance's major vendor programs are set out below:

	Transportation and Industrial Finance - Major Vendor Programs

Vendor                                    Equipment

Western Star Trucks                       Highway Trucks
Hyster                                    Material Handling
JCB Excavators                            Medium duty construction equipment
Champion Road Machinery                   Motor graders and compaction equipment
Mack                                      Highway Trucks
John Deere                                Medium and heavy duty construction
                                          equipment
Transcraft                                Construction trailers
Trail King                                Construction and commercial trailers
Timberjack                                Forestry equipment
Thomas                                    School buses
Snap-On Tools                             Machine tools
SCMI                                      Woodworking
Toyota                                    Material handling

	Technology Finance

	The Technology Finance unit of Newcourt Financial provides direct and indirect vendor financing services to customers of established vendors of information technology hardware, software and services, value added resellers and original equipment manufacturers and distributors. The Technology Finance unit is an amalgamation of Newcourt Financial's former Commercial and Technology unit with AT&T Capital's Leasing Services group and the Advanced Technology Financing Solutions group.

	The Technology Finance unit offers two distinct products: wholesale vendor financing and retail vendor financing. With wholesale vendor financing, the vendor provides the Company with the customer credit information and negotiates the financing terms and conditions. The Company then purchases the accumulated finance transactions either "as is" or with the vendor's support in order to offset any deficiencies. With retail vendor financing, the Company sells the financial product directly to the end-user through a vendor referral.

	The major Technology Finance vendor programs include the following:

	Technology Finance - Major Vendor Programs

Vendor                          Equipment

NCR                             Hardware
Platinum                        Software
Oracle                          Software
Gateway                         Pcs
Amdahl                          Hardware
Baan                            Software
Sybase                          Software
Peoplesoft                      Software
Sprint                          Hardware
Avnet                           Hardware

	Telecommunications Finance

	The Telecommunications Finance unit provides vendor finance services to the telecommunications industry, principally through an exclusive relationship with Lucent Technologies Inc. ("Lucent"), a former affiliate of AT&T Corporation. Lucent is the leading manufacturer of telecommunications equipment in North America, producing network systems, business communications systems, micro-electronic systems and consumer products.

	On March 9, 1998, Newcourt signed a new five-year agreement with Lucent (the "1998 Lucent Agreement") which expands the global financing program established to serve Lucent's business systems customers. The term of the 1998 Lucent Agreement is from October 1, 1997 through September 30, 2002. The 1998 Lucent Agreement replaces the previous operating agreement between AT&T Capital and Lucent and the letter agreements between AT&T
Capital and Lucent, the initial terms of which were scheduled to expire on August 4, 2000. In addition to the extended term of the 1998 Lucent Agreement, other changes from the previous Lucent operating agreement include: (i) Newcourt being the preferred provider of financing services for a greater portion of Lucent's equipment and related product sales and; (ii) a change in the methodology in calculating the amount required to be paid to Lucent (based upon specific financial, service and performance levels).

	Business Finance

	The Business Finance unit specializes in providing structured asset-based financing to vendors and customers in the commercial, industrial healthcare and retail finance markets. The Business Finance unit focuses on the supervision and execution of North American vendor programs within Canada and for the international extension of existing Canadian vendor programs. The Business Finance unit offers its products and services through strategic relationships with manufacturers, distributors, dealers and professional associations who have been selected because of their ability to source acceptable loans, their products and market positions and their ability to support product and recourse obligations over the longer term.

	In addition to its strategic vendor relationships, the Business Finance unit manages separate joint ventures and sourcing arrangements with three Charter I banks in Canada. Under these joint ventures and sourcing relationships, the Company provides lease finance products and services to the banks' clients.

	The Business Finance unit has been organized into business groups that are based either on specific market sectors, on specified product lines or on joint ventures. The principal business groups within this marketing unit are briefly described below:

	Commercial and Industrial (Mid-Ticket): provides structured asset -based financing for Canadian commercial and industrial vendor programs for transactions that exceed $50,000. The principal vendor programs within this group include:

	Business Finance: Commercial and Industrial - Major Vendor Programs

Vendor                            Equipment

Heidelberg                       Printing presses
SHL/MCI                          Computer
Mazak                            Machine tools
Club Car                         Golf carts

	Healthcare: specializes in providing structured asset-based financing to Canadian healthcare practitioners, vendors and institutions. The Company has entered into a unique partnership with Promed Leasing Inc. to be
Newcourt's exclusive agent in the healthcare market in Quebec.   The main
vendor programs of this group are:

	Business Finance: Healthcare - Major Vendor Programs

Vendor                                Equipment

Credident                             Dental
Quebec Dentaire                       Dental
Uniprix                               Pharmacy
Equity                                Dental

	CIBC Equipment Finance: is dedicated to providing direct lease financing to existing and prospective clients of Canadian Imperial Bank of Commerce. This group is completely integrated within the bank and is aligned to the bank's corporate and commercial operations across Canada.

	Inventory Finance: provides manufacturer - sponsored financing programs to dealers of high quality manufactured products around the world. Inventory financing includes new floorplan and rental/used financing on a floating rate basis with pre-arranged principal reductions. All inventory lending is structured on a "full payout" basis with security taken on the specific assets financed. Since this group was founded in 1995, 125 manufacturer arrangements have been established, including eight exclusive joint ventures. This group's principal vendor programs include:

	Business Finance: Inventory Finance - Major Vendor Programs

Vendor                          Equipment

Yamaha                         Motorcycles, snowmobiles, marine engines
                               watercraft
Fleetwood                      Travel trailers, motor homes
Brunswick                      Boats & marine engines (Mercury, SeaRay,
                               Bayliner)
Coachmen                       Travel trailers, motor homes
Vermeer                        Construction equipment


	Office Products (Small Balance Commercial): provides smaller loans through vendor, manufacturer or dealer sponsored programs that provide customers with the financing necessary to purchase office and industrial equipment. In particular, this group has a relationship with a major Canadian chartered bank under which its clients have access to a wide range of leasing and term loan products. The main vendor programs of this group are:

	Business Finance:  Office Products - Main Vendor Programs

Vendor                                         Equipment

Toshiba                                        Copiers, fax
Royal Bank                                     Various
OE/Ricoh                                       Office products
Danka Industries                               Office products

	Retail Finance: provides term financing for the purchase of equipment at the retail store level through Newcourt's unique CreditLink system. This group also supervises Newcourt's arrangement with the Bank of Montreal, whereby the bank purchases the group's receivables from selected programs and administers and collects these loans. This group's significant vendor relationships include:

	Business Finance: Retail Finance - Major Vendor Relationships

Vendor                                      Equipment
Yamaha                                      Motorcycles, snowmobiles
Packard Bell                                Computers
3D Micro                                    Computers
NEC                                         Computers

	Specialty Finance

	The Specialty Finance unit provides a variety of financial products in the United States to small businesses and the healthcare market. In particular, this marketing unit: (i) provides government sponsored end-user financing products designed to support small and medium-sized businesses in need of financing for equipment, real estate, business acquisitions and working capital;
(ii) provides micro-balance leasing of draft capture equipment (credit card processing and automatic debit card machines) in the United States; and (iii) finances equipment acquisitions within the U.S. dental finance market.

	In addition, the Specialty Finance unit manages Capita Finance, the Company's joint venture with American Express. This joint venture commenced in 1997 and provides a vehicle whereby small balance leasing products are marketed to American Express' 1.6 million commercial credit card holders.

	Technology Services

	The Technology Services unit provides the Company's other marketing units with the ability to underwrite operating and finance leases and provides asset-management services within the information technology sector. The Technology Services unit is divided into three distinct service groups:
Rental, Direct Leasing and Vendor Support. The Rental group provides customers with a range of options for renting computer components, products and services. The Direct Leasing group provides various financing, asset management and technology consulting services to users of equipment manufactured by companies such as IBM, Amdahl, and Hewlett Packard. The
Vendor Support group is responsible for managing large balance technology vendor programs which require operating lease products and asset management services. Some of the Company's significant vendor relationships that are driven by these products include:

	Technology Services - Major Vendor Relationships

Vendor                             Equipment

SHL Financial Services             Personal computers and related equipment
Amdahl                             Mainframes, disk storage and Sun Equipment
SGI                                Midrange Unix and related equipment
Avnet                              Digital, PCs, IBM, Laptops
EDS                                PCs, printers, tapes

	International and Joint Ventures

The International and Joint Ventures marketing unit's mandate is to provide international support for the Company's North American vendor programs, including significant joint ventures. The International and Joint Ventures unit is divided into two distinct segments. The first segment is the international unit, which is responsible for all of the operations of Newcourt Financial outside of North America and for the execution of the international strategies of Newcourt Financial's vendors. The operations of the international unit are presently focused on Europe, Asia Pacific and Latin America. The most significant of the Company's vendor programs which require global solutions are:

International and Joint Ventures - Vendor Programs

Vendor                               Equipment

Dell Computers                       Information Technology
Western Star Trucks                  Highway Trucks
Picker                               Medical Equipment
JLG                                  Construction Equipment
Yamaha Motor                         Recreational Equipment

The second segment is the joint venture unit, which is responsible for overseeing the operations of significant joint ventures. The most significant joint venture completed in 1997, and the first established by the Company as a separate business unit, is Dell Financial Services, the Company's joint venture with Dell.

Newcourt Services

Newcourt Services is the administrative unit of the Company.
Newcourt Services directly supports the Company's corporate and commercial finance businesses with a wide range of growth, control and support services such as credit and risk management, customer service, financial reporting and systems development. In addition, Newcourt Services is responsible for managing the capital structure of the Company, including the management of Newcourt's various funding programs with institutional investors. In certain circumstances, some of these services are also offered to third parties. The growth in the number of employees in the Newcourt Services unit has paralleled the growth in the Company's new business loan origination volumes.

The Company believes that Newcourt Services' direct contribution to the success of the Company is attributable to: (i) the expertise of the unit's executives in their specialized fields; (ii) the strong working relationships which have been developed between Newcourt Services and the Company's other businesses, as well as with the Company's institutional investors; and
(iii) the degree to which Newcourt Service's functions and products have been given a clear customer focus.

Newcourt Services' eight principal operating units are described in more detail below.

Treasury

	The Company's Treasury unit is responsible for identifying, arranging and satisfying the Company's capital and loan funding requirements, including interim and long-term funding and cash and financial risk management. The Treasury unit arranges required interim funding from a number of public and private sources, including bank lines, commercial paper and medium term note programs. Term funding is arranged for the Company's originated commercial finance assets through securitization vehicles while corporate finance transactions are generally syndicated to institutional investors. Newcourt's funding requirements, both interim and on a term basis for Newcourt Financial and Newcourt Capital, are described in "Funding Arrangements" in "Management's Discussion and Analysis" in the
 Annual Report, which section is incorporated herein by reference.

To ensure that the Company would be in a position to fund its originated finance assets and as a means of further diversifying its sources of capital, Newcourt established a program in April 1993 to securitize its assets. Under this program, commercial finance assets are sold at regular intervals to public and private securitization vehicles. See "Funding Arrangements - Term Funding - Commercial Finance" in "Management's
Discussion and Analysis" on page 22 of the Annual Report, which section is incorporated by reference herein. An important consequence of this program is that income from the Company's commercial finance business is derived principally from gains on the sale of finance assets to the securitization vehicles and from management fees relating to these assets. During the "warehousing" period (typically not more than two months) between origination and transfer of such assets to the securitization vehicles, the Company will also earn net finance income on such assets. Newcourt has maintained consistent interest rate spreads and asset quality on its originated assets, whether retained for the Company's own account or transferred to securitization vehicles.

In addition, on April 13, 1998, Newcourt established the following three new credit facilities with a syndicate of international banks: (i) a 364-day, $1,200,000 credit agreement; (ii) a 364-day US$1,535,000,000 credit agreement for AT&T Capital; and (iii) a five year US$765,000,000 credit agreement for AT&T Capital. On April 28, 1998, Newcourt and AT&T
Capital filed a combined registration statement with the U.S. Securities and Exchange Commission registering for distribution in the United States in aggregate principal amount up to US$5,000,000,000 (or the equivalent thereof in other currencies) of debt securities of AT&T Capital, guaranteed as to payment of principal, premium, if any, and interest by Newcourt. On April
28, 1998, AT&T Capital filed a prospectus supplement to the prospectus within the registration statement in respect of the issuance of up to US$5,000,000,000 Medium Term Notes, Series F due 9 months or more from the date of issue.

	Credit and Risk Management

The Company believes that effective credit and risk management, as evidenced by loss and arrears history, is critical to the successful syndication and securitization of transactions to investors, as these investors require financial products with high credit ratings.

	The Board of Directors of the Company engages in active corporate governance and has reviewed and approved, through its investment committee, a credit manual which sets forth business and credit philosophies and credit standards for each marketing unit. The Company's credit adjudication policy requires strict adherence to this credit manual. The credit evaluation process, as specified in the credit manual, sets out detailed procedures by which proposed transactions are presented, reviewed and assessed by a credit officer and ultimately approved or declined. The credit manual is regularly reviewed and approved by the investment committee, a majority of the members of which are independent directors. The investment committee meets as required (generally bi-weekly) to review specific investment transactions. The
Company has also entered into an investment agreement with The Mutual Life Assurance Company of Canada ("The Mutual Group"), Canadian Imperial
Bank of Commerce ("CIBC") and Hercules Holdings (Cayman) Limited
("Hercules") pursuant to which each of The Mutual Group, CIBC and Hercules has the right, in certain circumstances, to review and approve the Company's credit manual and to approve certain individual transactions, including transactions acquired for future securitization, which exceed certain credit exposures as set out in the credit manual.

	In late 1996, the Company began an on-going process of decentralizing the credit and risk management process across selected marketing units in order to ensure that credit responsibilities were dealt with on a regional basis within the appropriate marketing unit. Accordingly, the Credit and Risk Management unit of Newcourt Services is divided into individual units which mirror the Company's marketing units. Each
"regional" unit has a senior credit manager together with supporting credit officers, each of whom is experienced within the industry in which the marketing unit operates. However, the governing philosophies, standards and guidelines of the credit and risk adjudication process remain unchanged.

	To ensure credit quality both initially and on an on-going basis, the Company applies a two-part credit and risk grading system regardless of the size of the proposed transaction. The first part, known as the covenant-based rating, is based on a detailed analysis of the borrower's financial stability and general ability to repay. The second part, known as the asset-based rating, focuses on the nature of the collateral and the term of the financing. Minimum thresholds must be met under both rating systems before a transaction is approved. Where an independent credit rating agency such as Moody's, Standard & Poor's, Canadian Bond Rating Service or Dominion Bond Rating Service has provided a rating of a borrower, this rating is used to supplement the internal rating system. Annual written credit reviews, including updated, detailed financial analyses, are performed by a credit officer on individual borrowers with outstanding principal amounts of greater than $500,000. For accounts under $500,000, annual financial statements are reviewed by a credit officer and, where warranted, follow-up steps are taken, including equipment inspections and discussions with management of the borrower.

In view of the large size of Newcourt Capital's financings, its borrowers must have high creditworthiness satisfactory to both the Company and the institutional investors to whom these financings are sold. All material financings underwritten by Newcourt Capital must be approved unanimously by the Company's investment committee.

	Financial Reporting and Administration

	The Financial Reporting and Administration unit is responsible for a wide range of regulatory, organizational and supervisory services for all of the Company's businesses. The primary focuses of the Financial Reporting and Administration unit are on ensuring that: (i) the accounting policies and procedures of Newcourt and AT&T Capital are properly and effectively integrated; (ii) all financial information required either internally or externally is prepared on a timely and accurate basis; and (iii) new business fundings do not occur until all credit and documentation requirements are satisfied and Newcourt's security is perfected.

	In terms of financial reporting, fundamental services provided by the Financial Reporting and Administration unit include cash and payroll management, co-ordination of budgets and other financial planning, preparing and issuing management reports, accounting and financial analysis, internal and external financial and other regulatory reporting, tax compliance, securitization and syndication accounting and reporting, reporting to investors and the management of the Company's external auditors.

	In terms of administrative functions, the Financial Reporting and Administration unit is responsible for providing the following services: document administration; review and approval; fundings; account set-up and activation; account maintenance and invoicing; correspondence and insurance tracking; security registrations; and document scanning and retention.

	Within the Financial Reporting and Administration unit, there is a Lease Accounting Group which is responsible for maintaining monthly reconciliations of all lease/loan application systems to the general ledger and for ensuring that reconciling items are identified and cleared on a timely basis. This group ensures the integrity of financial information booked to the general ledger for all owned and managed asset portfolios. This group is also responsible for ensuring that all of the Company's cash resources are applied in a timely and accurate manner and that rejected or returned items are reported and cleared from the Company's ledger.

	The administrative processes of Newcourt's Canadian-based marketing units are conducted at the Company's Toronto and Burlington locations. During 1997, the number of lease and loan contracts managed by the Canadian administration division increased from approximately 43,000 to approximately 180,000. Newcourt's American based administrative processes are centralized within the Company's Indianapolis service centre. During 1997, the number of lease and loan contracts managed by the Indianapolis service centre increased from approximately 25,000 to approximately 69,000. Newcourt's U.K. based administrative processes are centralized in Bristol, England. Approximately 39,000 contracts are administered by the Bristol service centre. Newcourt believes that one of the principal strengths of both the Canadian, U.S. and U.K. service centres is their ability to effectively adapt the loan management structure to meet the needs of Newcourt's clients and end-user based activities.

	Human Resources

	The Human Resources unit is responsible for the strategic allocation and management of the Company's human resources, including the Company's compensation, benefit and employee ownership programs, recruitment practices, job evaluations, succession policies and career development programs.

	Communications and Marketing

	The Communications and Marketing unit of Newcourt Services is responsible for developing and managing the Company's marketing materials and services, corporate promotions, client and investor relations, public affairs and government relations, media relations and advertising, and internal communications.

	Tax Planning

	The Tax Planning unit is responsible for providing timely, responsive and superior domestic and international tax services to all of Newcourt Services' business units, as well as directly to Newcourt Capital and Newcourt Financial.

	Systems Development

	The Information Technology department has responsibility for supporting Newcourt's global technology requirements. Providing a wide range of services, supporting all areas of Newcourt's operations, Information Technology manages maintenance and operations support of Newcourt's sophisticated Lease Administration systems, New Application development and existing system enhancements. In addition, IT has the responsibility to manage and control all "technology aspects" of Newcourt's global infrastructure, such as advanced telecommunications networks, and Internet and Intranet systems. To assist the IT department staff in maintaining a high level "availability" for all systems and technologies, IT uses a number of third party service providers, such as SystemHouse ("SHL"), Sybase, Comdisco and AT&T Solutions.

	Newcourt currently operates a global information technology environment with a number of Data Centers located in Canada, the United States, the United Kingdom, Germany, Australia and Mexico. Each Data
Center is primarily responsible for providing all operational data processing services necessary for their respective geographic regions. Additional responsibilities include regularly scheduled Disaster Recover tests and planning. A frame-relay network, provided by Bell/AT&T/MCI, links all Newcourt locations into a consolidated global network. Where operational efficiencies are achievable by centralizing functions, IT supports these functions from the North American locations.

	In addition to the Information Technology department's operational mandate, IT is tasked with aggressively implementing Newcourt's Integration Strategy of consolidating systems in order to achieve operational efficiencies, cost reduction, and to minimize Year 2000 costs and exposures. This consolidation of systems and infrastructure is expected to both ensure compliance of Newcourt's applications and infrastructure for Year 2000, and provide a significant competitive advantage by enabling Newcourt to rapidly respond to market pressures and client requirements.

	Quality Assurance

	The Quality Assurance unit is an independent appraisal service within the Newcourt organization. Its mandate is to examine and evaluate the adequacy and effectiveness of the Company's management, financial controls and operations, particularly in those areas in which the Company is exposed to significant risks.

Legal Services

	Newcourt's legal department provides specialized and comprehensive legal services and support to each of the Company's marketing units for both North American and international transactions. The legal department also oversees the corporate governance of the Company. The department presently employs 43 lawyers.

Integration Office

	The Integration Office is responsible for ensuring the success of the acquisition and subsequent merger of AT&T Capital and Newcourt. The ultimate objective of the Integration Office is the development and implementation of a plan which encompasses all reasonable consolidation and cost containment initiatives while still ensuring that AT&T Capital and Newcourt are rapidly and seamlessly integrated. This mandate requires that the Integration Office establish an overall vision for the combined entity and that it communicate this vision, along with the revised business units, compensation philosophies, desired culture and behaviour and the growth, efficiency, customer service and profitability targets, to every employee of Newcourt. The Integration Office will aggressively manage and employ both internal and external resources and services in order to achieve its objective. It is presently expected that the Integration Office will be maintained until the end of 1999.

Finance Asset Portfolio

	The asset portfolio for which the Company has responsibility consists of those assets which it owns and those which it manages. Owned finance assets consist primarily of the Company's share of larger transactions which it has syndicated, participation in securitizations and finance assets which are retained on the balance sheet. Managed assets comprise those portions of syndicated assets which the Company does not retain and commercial finance assets sold to securitization vehicles. Certain of the financial features and financial performances of the asset portfolios summarized below have a direct impact on the Company's cost of funds and its ability to generate new financing transactions.

	The concentration of the asset portfolio by industry is shown in the following chart:

                    Owned and Managed Finance Assets Portfolio by Industry
                                     (as at December 31, 1997)

                            Owned<fn1>         Managed          Owned and
Industry                   Finance Assets    Finance Assets   Managed Assets
                                       (in millions of dollars)
                           $         %       $       %       $        %

Governments/Hospitals     212.4     5.7    352.4    4.6    564.8     5.0
Road Transport            454.7    12.2  1,794.9   23.5  2,249.5    19.8
Manufacturers Finance     268.3     7.2    551.2    7.2    819.5     7.2
Air Transport             346.6     9.3    416.0    5.5    762.6     6.7
Manufacturing             648.4    17.4    332.6    4.3    981.2     8.7
Rail Transport            126.7     3.4    797.0   10.4    923.7     8.1
Healthcare                201.2     5.4    437.6    5.7    638.8     5.6
Power Production           85.7     2.3     29.4    0.4    115.1     1.0
Distribution               78.3     2.1    359.4    4.7    437.7     3.9
Construction               74.5     2.0    416.3    5.5    490.8     4.3
Printing                  193.8     5.2    233.6    3.1    427.4     3.8
Financial Institutions     11.2     0.3    117.4    1.5    128.6     1.1
Resource Based             48.4     1.3    133.7    1.8    182.1     1.6
Bus Transport              44.7     1.2     82.5    1.1    127.2     1.1
Communications            126.7     3.4    156.7    2.1    283.4     2.5
Information Technology    540.0    14.5    580.7    7.6  1,120.7     9.9
Other                     265.1     7.1    838.3   11.0  1,103.3     9.7
Total                   3,726.7   100.0  7,629.7  100.0 11,356.4   100.0

Note:
<fn1>	Includes investment in finance assets, assets held for securitization and syndication and investment in affiliated companies.
</fn1>

	The credit loss history of the Company's investment in finance assets is shown in the following chart:

                       Credit Loss History - Investment in Finance Assets

                            Average            Credit Loss                                     Book
             Investment   Investment           as a % of          Value of                    Recovery
                in         in Owned              Average           Credit     Recovery        as a % of
Year Ending   Finance      Finance   Credit   Investment in        Loss        on Credit         Book
December 31   Assets       Assets     Loss    Finance Assets       Assets      Loss Assets       Value
                                      (in thousands of dollars)

            $             $           $         %                  $          $                %
1997     2,461,401    1,775,600       8,943     0.50             14,958    6,015              40.2
1996     1,072,277      949,800       3,120     0.33             14,775   11,655              78.9
1995       704,622      688,566       1,914     0.28              4,628    2,714              58.6
1994       477,066      519,100       1,476     0.28              4,374    2,898              66.3
1993       424,334      420,270       1,401     0.33              2,688    1,287              47.9


	The Company's policy is to suspend accruing finance income in respect of any finance asset on the earlier of the date when the Company first becomes aware that payment is unlikely and 90 days after the initial default date. Finance income continues to be accrued in respect of any finance asset which is subject to a creditworthy guarantee.


                Credit Arrears History - Investment in Finance Assets
                                                              Amount in Arrears as
                           Investment in     Amount in        a % of Investment
Year Ending December 31    Finance Assets    Arrears<fn1>     in Finance Assets
                             (in thousands of dollars)

                                  $          $                %

1997                           2,461,401   13,619             0.55
1996                           1,072,277    6,353             0.59
1995                             704,622    1,162             0.16
1994                             477,066      272             0.06
1993                             424,334      266             0.07

<fn1>Amount in 90 day arrears excludes owned finance assets which have been repossessed by the Company and written down to their estimated net realizable value.
</fn1>

	The Company's policy has been to establish a credit loss reserve for future credit losses. This reserve has been established by charges to income and is summarized in the following chart:


              Credit Loss Reserve History - Investment in Finance Assets

                                                           Credit Loss Reserve
                            Investment in     Credit Loss  as a % of Investment
Year Ending December 31     Finance Assets      Reserve    in Finance Assets
                              (in thousands of dollars)

                            $                   $           %
1997                    2,461,401              38,563       1.6
1996                    1,072,277              16,465       1.5
1995                      704,622               5,089       0.7
1994                      477,066               4,604       1.0
1993                      424,334               4,782       1.1


	In addition to the credit loss reserve of $38.6 million at December 31, 1997, the Company has an additional specific credit loss reserve of $1.6 million. This additional credit loss reserve is a provision against the Company's long term securitization receivable of $351.1 million, which represents the Company's interest in the CIP I, II, III, IV, V and VI securitization vehicles described under "Funding Arrangements" in "Management's Discussion and Analysis" incorporated by reference herein.

	The Company utilizes interest rate swaps and other financial management techniques to match all Company assets and liabilities in respect of interest rate, currency and term to maturity. See "Funding Arrangements - Market Risk Management" in "Management's Discussion and Analysis" incorporated by reference herein.

Properties

	The Company presently has the following principal offices: 10 in Canada; 23 in the United States; 5 in the United Kingdom; 4 in Australia; plus offices in Argentina, Austria, Barbados, Belgium, Brazil, Columbia, Czech Republic, France, Germany, Hong Kong, Hungary, Italy, Mexico,
 The Netherlands, New Zealand, Poland, Russia, Singapore and Spain. The Company has 11 other offices in Canada, located in Vancouver, Surrey, Kelowna, Calgary, Edmonton, Burlington, Markham, Mississauga, Laval, Montreal and Halifax. In the United States, Newcourt has 23 offices located in Bloomfield Hills, Burlingame, Chicago, Dallas, Danbury, Fort
 Washington, Framingham, Golden, Indianapolis, Irvine, Kennesaw, Lake
 Oswego, Memphis, Meridian, Miami Lakes, Morristown, New York,
 Parsippany, Phoenix, Pleasanton, Reston, Tucker, and Westboro. All of the premises are under leases for varying terms with arm's-length landlords.

Employees

	Newcourt's workforce at January 31, 1998 consisted of approximately 5,000 employees of which 74% are situated in Company offices outside Canada. The Company employs 1,282 people in Canada, 2,927 people in the United States, 447 people in Europe and 331 people throughout Asia-Pacific, Latin American and the Caribbean.

ITEM 4 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

	The following selected financial information has been derived from the consolidated financial statements of the Company for the five years ended December 31, 1997. The information should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and accompanying notes of the Company which are contained in its Annual Report to Shareholders for the year ended December 31, 1997.


                           SELECTED SUMMARY FINANCIAL INFORMATION
               (in thousands of Canadian dollars, except per share amounts)
                                        Year Ended December 31

                                        1997<fn7>  1996      1995     1994     1993
                                                                               <fn3>
Income Statement Data                   $          $         $        $        $

Securitization and syndication fees     188,837     87,506   44,372   34,338   24,135
Net income from affiliated companies
   and management fees                   45,249     31,697   18,102    8,690    7,411
Net finance income                       84,349     52,386   29,686   15,930   12,619
Total asset finance income              318,435    171,589   92,160   58,958   44,165
Operating income <fn6>                  119,074     64,150   36,438   24,610   21,940
Net income                               36,421     50,681   29,405   18,737   14,268

Earnings per Common and Special Share      1.33       0.96     0.76     0.60     0.67
 <fn1><fn4><fn5>                          <fn6>
Fully diluted earnings per Common and
   Special Share <fn2><fn5>                0.52       0.96     0.76     0.60     0.67

                                             As at December 31
                           1997       1996        1995       1994       1993
Balance Sheet Data<fn8>     $          $           $          $           $

Total assets             6,183,016  2,213,376   1,360,088   733,970    547,423
Debt                     2,789,816  1,592,026   1,061,911   516,881    417,309
Shareholders' equity     3,061,493    515,934     245,194   160,964     28,011
<fn5>

Notes:
<fn1>	Based on the weighted average number of Common Shares and
 Special Shares outstanding during the period.
</fn1>



<fn2>	Based on the weighted average number of Common Shares and
 Special Shares outstanding during the period after giving effect to the exercise of outstanding stock options.
</fn2>
<fn3>	The 1993 figures include a $3.4 million gain ($1.9 million after provision for income taxes or $0.18 per share), attributable to the securitization of pre-1993 commercial finance assets.
</fn3>
<fn4>	On November 30, 1995, 1,611,000 Special Shares were
 converted into 1,611,000 Common Shares.  On December 27, 1995,
 1,411,675 Special Shares were converted into 1,411,675 Common shares.
 On July 2, 1996, the remaining 199,325 Special Shares were converted into
 199,325 Common Shares.  On December 11, 1995, the Company redeemed and cancelled all issued and outstanding Preference Shares.
</fn4>
<fn5>	Effective April 14, 1997, the Company subdivided on a two-for
-one basis all of the Company's issued and outstanding Common Shares and all of the Company's Common Shares reserved for issuance.  The Selected
 Summary Financial Information set out in the above table has been adjusted to reflect the stock split.
</fn5>
<fn6>	Before restructuring charges of $103 million and taxes.
</fn6>
<fn7>	Results do not reflect the acquisition by the Company of AT&T
 Capital Corporation, which acquisition was completed on January 12, 1998.
</fn7>
<fn8>	Amounts have been reclassified to conform to the presentation'
 adopted in current year.'
</fn8>

	The following chart sets forth for each of the eight quarters ending December 31, 1997, information relating to revenue, net income and earnings per Common and Special Share:

                                           1997                                         1996
                              Dec. 31   Sept. 30   June 30  Mar. 31      Dec. 31   Sept. 30   June 30  Mar. 31
                                                 (in thousands of dollars<fn1>)
Total Asset Finance Income    126,214   80,667    62,889    48,665       56,539     48,508     37,011     29,531

Net Income/(Loss)               3,286     (856)   19,866    14,125       17,571     13,882     11,225      8,003

Earnings/(Loss) per Common
   and Special Share<fn2>        0.02    (0.04)     0.31      0.23         0.30      0.26        0.22       0.17

Fully Diluted Earnings/(Loss)
per Common and Special Share     0.02    (0.04)     0.31      0.23         0.30       0.26       0.22       0.17
<fn2>

<fn1>Except per share amounts.
</fn1>
<fn2>Adjusted to reflect a 2 for 1 subdivision of all of the issued and outstanding Common Shares effective April 14, 1997.
</fn2>

Dividend Record and Policy

	Other than restrictions on the payment of dividends imposed by law, there are no restrictions which would prevent the Company from paying dividends. The Company's board of directors has established a policy to pay dividends on the Company's equity shares (Common Shares and Special
 Shares) of between 10% and 20% of the Company's after-tax net income
 (after providing for the payment of dividends on any of the Company's Preference Shares). Any payment of dividends (and the amounts thereof) is at the discretion of the board of directors and is dependent upon the Company's results of operations, financial conditions and other factors that the board of directors deems relevant.

	Since completion of the Company's initial public offering in February, 1994, the Company has declared and paid a quarterly dividend of $0.05 per equity share (Common and Special Shares) in May, August and November of 1994 and in February, May and August of 1995, a quarterly dividend of $0.06 per equity share in November of 1995 and February, May and August of 1996, and a quarterly dividend of $0.07 per equity share in November 1996 and February 1997. Following the two for one subdivision of the Company's Common Shares in April 1997, the Company paid a quarterly dividend of $0.035 per equity share in May and August of 1997 and a quarterly dividend of $0.04 per equity share in October 1997 and February 1998.

	Since 1993, the Company has paid the following dividends on its Preference Shares:


Year          Amount per        Agregate
           Preference Share      Amount
              $                  $
1997          0                  0
1996          0                  0
1995          0                  0
1994          56.99              311,000
1993          80.00              545,000


	All of the issued and outstanding Preference Shares were purchased and cancelled by the Company in December, 1995.


ITEM 5 - MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF OPERATING RESULTS

	Reference is made to the section entitled "Management's Discussion and Analysis" on pages 15 to 28 of the Annual Report to the Shareholders of the Company for the year ended December 31, 1997 which section is incorporated herein by reference.

	  The section of "Management's Discussion and Analysis" entitled "Outlook" on page 26 of the Annual Report contains, in accordance with applicable Canadian securities laws and policies, certain forward-looking information about the Company's business and expected trends in the asset finance industry. Such disclosure amounts to forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and accordingly, such forward-looking information is subject to significant risks and uncertainties. There are a number of factors that could cause actual results to differ materially from historical results and results anticipated by the forward-looking statements contained in the "Outlook" section. Such factors and risks include those listed under "Risk Factors" in "Management's Discussion and Analysis". Readers should carefully review the risk factors described in the other documents the Company files from time to time with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.


ITEM 6 - MARKET FOR SECURITIES

	The Common Shares of the Company are listed on The Toronto Stock Exchange, The Montreal Exchange and the New York Stock Exchange. The Company's Common Shares trade under the stock symbol "NCT" on all such exchanges.


ITEM 7 - DIRECTORS AND OFFICERS

Directors

	The following table sets forth the names, municipality of residence, principal occupation and period of service of each of the directors of the
 Company:


Name and Municipality
of Residence                         Principal Occupation        Period of
                                                                 Directorship

DAVID F. BANKS<fn1><fn3><fn5>
       Toronto, Ontario              Chairman of the Board       Director since
                                                                 February 1998

DAVID J. SHARPLESS<fn1>
       North York, Ontario           Deputy Chairman of the Board Director since
                                                                  April 1993

STEVEN K. HUDSON<fn1><fn4><fn5>
       Toronto, Ontario              Officer of the Company      Director since
                                                                 June 1988

BRADLEY D. NULLMEYER<fn4>
       Toronto, Ontario              Officer of the Company      Director since
                                                                 February 1991


Name and Municipality
of Residence                         Principal Occupation        Period of
                                                                 Directorship

DAVID D. MCKERROLL <fn3>
      Toronto, Ontario               Officer of the Company      Director since
                                                                 April 1995

THOMAS S. AXWORTHY<fn5>
      Montreal, Quebec              Executive Director,          Director since
                                    The CRB Foundation           April 1995
                                    (charitable foundation)

GERALD E. BEASLEY<fn4>
      Mississauga, Ontario          Senior Executive Vice        Director since
                                    President, Risk Management,  October 1997
                                    Canadian Imperial Bank
                                    of Commerce

GUY HANDS<fn1><fn4>
     Sevenoaks, England             Managing Director, Principal Director since
                                    Finance Group, Nomura        February 1998
                                    International plc
                                    (international investment bank)

ROBERT F. KILIMNIK<fn4><fn5>
     Waterloo, Ontario              Vice President, Investments, Director since
                                    The Mutual Life Assurance    April 1993
                                    Company of Canada
                                    (life insurance company)

DAVID A. MACINTOSH<fn1><fn2>
     Waterloo, Ontario              Executive Vice President,    Director since
                                    The Mutual Life Assurance    April 1993
                                    Company of Canada
                                    (life insurance company)

RONALD A. MCKINLAY<fn1><fn2><fn3>
     Toronto, Ontario              Former Chairman of the Company Director since
                                   Former Chairman of Canada      January 1993
                                   Deposit Insurance Corporation.

PAUL G. MORTON<fn3><fn4>
     Toronto, Ontario              President, Security Investment Director since
                                   Corporation Ltd.               April 1995
                                  (private investment company)

BRUCE I. ROBERTSON<fn2><fn4>
     Toronto, Ontario              President, B.I. Robertson &    Director since
                                   Associates Ltd.                April 1995
                                   (asset management company)

TAKUMI SHIBATA<fn2>
      London, England              President, Nomura International Director since
                                   plc (international investment   March 1998
                                   bank)

DR. STEVEN C. SMALL<fn2><fn3>
      Toronto, Ontario             Founder and Senior Partner,     Director since
                                   Dental Anaesthesia Associates   April 1995
                                  (dental services company)


RICHARD E. VENN<fn1>
      Toronto, Ontario              Chairman and Chief              Director since
                                    Executive Officer, CIBC Wood    October 1997
                                    Gundy Securities Inc.
                                    (investment dealer)

WILLIAM D. WALSH<fn5>
       Atherton, California         General Partner, Sequoia        Director since
                                    Associates (investment firm)    December 1993

Notes:
<fn1>	Member of the Executive Committee'
</fn1>
<fn2>	Member of the Audit Committee
</fn2>
<fn3>	Member of the Compensation and Conduct Review Committee
</fn3>
<fn4>	Member of the Investment Committee'
</fn4>
<fn5>	Member of the Long Range Planning Committee
</fn5>

	All directors of the Company serve until the next Annual General
Meeting of Shareholders. The background of each member of the Company's board of directors is described below:

	David F. Banks, Chairman, was appointed as Chairman of the Board of Directors on February 4, 1998 following the acquisition by Newcourt of AT&T Capital. Mr. Banks has over twenty-five years of senior financial services experience in the United States and international markets. Prior to assuming the position of Chairman, Mr. Banks had served as President and Chief Executive Officer of AT&T Capital since 1997. From 1994 to 1997
Mr. Banks served as Chief Executive Officer of Penna Holdings plc and advisor to Nomura International plc. Prior to this, he served as Chief
Financial Officer of General Atlantic Group Ltd.

	David J. Sharpless, Deputy Chairman, joined the Company on a full-time basis on February 1, 1997. Mr. Sharpless was appointed Deputy
Chairman on February 4, 1998. Prior to joining the Company, Mr. Sharpless was a senior partner with the law firm of Blake, Cassels & Graydon where he practised corporate and commercial law, with particular emphasis on the financial services and equipment leasing industries. He is a director of a number of companies and serves as Chairman of the Board of Directors of Dell Financial Services. Mr. Sharpless served as Vice Chairman of the Board of Directors of the Company from October, 1995 to March, 1997 and as Chairman of the Board from March 25, 1997 to February 4, 1998.

	Steven K. Hudson, Chief Executive Officer, is a founding principal of
Newcourt and has directed the Company's development since 1984.  Mr.
Hudson has fifteen years of experience in the asset finance industry. He currently serves as Chairman of the Board of Directors of the Toronto
Community Foundation and is a member of the Board of Directors of AGRA
Inc., The Royal Ontario Museum Foundation and the St. Joseph's Health


Centre Foundation of Toronto. Mr. Hudson also serves as a member of the Executive Committee of the Canadian Finance and Leasing Association and as a Director of the Foundation for Leasing Education. Mr. Hudson is a chartered accountant.

	Bradley D. Nullmeyer, President of Newcourt Financial, is a founding principal of Newcourt. Mr. Nullmeyer joined the Company in 1986 and is currently responsible for the overall management and direction of the Company's commercial finance business, known as Newcourt Financial.
Prior to joining the Company, Mr. Nullmeyer was a financial officer with a major transportation company and a chartered accountant with Ernst & Young.

	David D. McKerroll, President of Newcourt Capital, is a founding principal of Newcourt and joined the Company in 1987. Mr. McKerroll is currently responsible for the overall management and direction of the Company's corporate finance business, known as Newcourt Capital. Prior to joining the Company, Mr. McKerroll was a chartered accountant with Ernst &
Young.

	Thomas S. Axworthy is currently Executive Director of the CRB
Foundation in Montreal and an Adjunct Lecturer at the John F. Kennedy
School of Government, Harvard University, where he has held numerous appointments since 1984. Mr. Axworthy was formerly Principal Secretary to the Office of the Prime Minister.

	Gerald E. Beasley has served as Senior Executive Vice President, Risk
Management of The Canadian Imperial Bank of Commerce ("CIBC") since
1994 and has been an officer of CIBC since 1968.

	Guy Hands has served as Managing Director of Nomura International plc's Principal Finance Group ("Nomura") since 1994. From 1982 until 1994,
Mr. Hands worked at Goldman Sachs International in various capacities, including as the Head of Global Asset Structuring.

	Robert F. Kilimnik has served as Vice President, Investments of The
Mutual Group since 1991 and has been associated with The Mutual Group for over 20 years.

	David A. MacIntosh has served as Executive Vice President of The
Mutual Group since 1987, has been associated with The Mutual Group since
1963 and is a director of a number of subsidiaries and affiliates of The Mutual
Group.

	Ronald A. McKinlay, served as Chairman of the Board from December
12, 1994 to March 25, 1997 and has been a director of the Company since
1993.  Mr. McKinlay retired as chairman of the Canada Deposit Insurance
Corporation in December 1991, having served in such position since 1985.
For several years prior to 1985, Mr. McKinlay served as chairman of The
Clarkson Company Limited (now Ernst & Young Inc.).

	Paul G. Morton is President of Security Investment Corporation Ltd., co-founder and former President of Global Communications Limited and former Chairman of the Stadium Corporation of Ontario.






	Bruce I. Robertson is President of B.I. Robertson and Associates Ltd., a company which specializes in the management of real estate and mortgages on behalf of financial institutions and other clients. Prior to assuming this position, Mr. Robertson was associated for over 11 years with a major chartered accounting firm.

	Takumi Shibata has served as President of Nomura International plc
("Nomura") since 1997 and has been an officer of Nomura since 1976.

	Dr. Steven C. Small is a Doctor of Dental Surgery, Fellow of the
American Dental Society of Anaesthesia, founder and senior partner of Dental
Anaesthesia Associates and the President of Thorngard Capital Corporation, a private merchant banking and venture capital firm. Dr. Small is one of the founding shareholders of the Company.

	Richard E. Venn is Chairman and Chief Executive Officer of CIBC
Wood Gundy Securities, Inc. ("CIBC Wood Gundy") and has served in various executive capacities with CIBC Wood Gundy since 1975.

	William D. Walsh is founder and general partner of Sequoia Associates, a private California investment firm established in 1982. Mr. Walsh is a director of a number of private and public Canadian and U.S. companies.

	The board of directors of the Company has established five principal committees. The Executive Committee, comprising seven board members, four of whom are independent of and unrelated to management of the Company, meets as required when the Board is not in session and is responsible for advising senior management on specific business and managerial issues. The Executive Committee is also responsible for establishing criteria and procedures for recommending nominees for election to the Board. The Audit Committee, comprising five independent and unrelated board members, oversees the actions of the Company's independent auditors and internal controls and is responsible for reviewing the Company's external audit plan, internal auditing process, accounting standards and practices, financial risk management and financial reporting and statements.

	The Compensation and Conduct Review Committee, comprising five board members, three of whom are independent and unrelated board members, reviews the level and form of the compensation payable to the senior officers of the Company and establishes human resource and conduct policies for the Company. This Committee also oversees the Company's corporate governance procedures and monitors the Company's processes relating to conflicts of interest, business ethics and customer relations. The Investment
Committee, comprising seven board members, five of whom are independent directors, oversees the Company's investment and lending practices and annually reviews the Company's credit guidelines, underwriting procedures and portfolio management processes as codified in the Company's credit manual. The Long Range Planning Committee comprises five directors, three of whom are unrelated to management, and is responsible for recommending longterm objectives and strategies to the Board and senior management based on an assessment of national and international market trends and social-economic and political factors.






Executive Officers



Name and Municipality of Residence         Position with the Company


DAVID F. BANKS                             Chairman of the Board of Directors
             Toronto, Ontario

STEVEN K. HUDSON                           Chief Executive Officer
             Toronto, Ontario

BRADLEY D. NULLMEYER                       President, Newcourt Financial
             Toronto, Ontario

DAVID D. MCKERROLL                         President, Newcourt Capital
             Toronto, Ontario

DANIEL A. JAUERNIG                         President, Newcourt Services and
             Toronto, Ontario              Chief Financial Officer

DAVID J. SHARPLESS                         Deputy Chairman of the Board
             North York, Ontario           of Directors

BORDEN D. ROSIAK                           Executive Vice President
             Toronto, Ontario

SCOTT J. MOORE                             Senior Vice President, Legal
             Morristown, New Jersey        and General Counsel

PAUL W. CURRIE                             Executive Vice President
              Toronto, Ontario

MICHAEL A. DEBARNARDI                      Executive Vice President, Credit &
              Toronto, Ontario             Risk Management

JOHN B. SADLER                             Executive Vice President
              Toronto, Ontario

GLENN A. VOTEK                             Executive Vice President &
             Morristown, New Jersey        Treasurer


	Except as described below or elsewhere in this information form, each of the officers of the Company has been an officer of, or served in another capacity with, the Company for the past five years. Other relevant business experience of senior management of the Company is also set forth below or elsewhere:

	Daniel A. Jauernig joined the Company in 1991.  Prior to becoming
President of Newcourt Services and Chief Financial Officer of the Company,
Mr. Jauernig was responsible for the Company's treasury department. Prior to joining the Company, Mr. Jauernig specialized in audit and taxation with Arthur Andersen & Co.



	Borden D. Rosiak joined the Company in September 1994, prior to which he served as chief financial officer and in other capacities with a major
Canadian life insurance company since 1990. Prior to 1990, Mr. Rosiak was senior vice president, finance of a Canadian chartered bank.

	Scott J. Moore joined the Company in June, 1997 and was appointed
General Counsel in January, 1998. Prior to joining the Company, Mr. Moore was a partner with the law firm Sidley & Austin in Chicago.

	Paul W. Currie joined the Company in January, 1998 and has overall responsibility for the Integration Office. Prior to joining the Company he served as a senior partner responsible for the financial services practice of Coopers and Lybrand.

	Michael A. DeBernardi joined the Company in January, 1998 upon the acquisition of AT&T Capital. Prior to his appointment as Executive Vice
President, Credit & Risk Management, Mr. DeBernardi was chief credit officer of AT&T Capital, a position he held since 1985.

	John B. Sadler joined Newcourt in 1993 and has overall responsibility for Newcourt's corporate affair's office. Prior to joining the Company, Mr.
Sadler was employed as vice president of Burson-Marsteller Ltd. and as the Director of Policy and Communications for the Government of Canada's privatization department.

	Glenn A. Votek joined Newcourt in January, 1998 upon the acquisition of AT&T Capital. Prior to joining the Company, Mr. Votek held a number of different offices in AT&T Capital's treasury group, most recently as AT&T
Capital's treasurer.

	As at February 4, 1998, the directors and senior executive officers of the Company as a group beneficially owned, directly or indirectly, 8,358,719
Common Shares, representing approximately 6.0% of the Common Shares outstanding as at such date.


ITEM 8 - ADDITIONAL INFORMATION

	Additional information including directors' and officers' remuneration and indebtedness, options to purchase securities, interests of insiders in material transactions and principal holders of the Company's securities, where applicable, is contained in the Company's management information circular dated February 4, 1998 for the Company's annual general meeting of shareholders on March 25, 1998. Additional financial information is provided in the comparative financial statements for the financial year ended December 31, 1997 and the notes thereto and the report of the Company's auditors thereon and in "Management's Discussion and Analysis" contained on pages 15 to 28 inclusive in the Annual Report to the Shareholders of the Company for the year ended December 31, 1997. Copies of such documents, together with copies of any interim financial statements of the Company subsequent to the financial statements for the year ended
December 31, 1997, copies of this Renewal Annual Information Form and copies of any documents or the pertinent pages of any documents incorporated by reference in this Renewal Annual Information Form, are available upon request from the Company's secretary, provided that the Company may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Company. At any time when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, a copy of the foregoing documents, together with a copy of any other documents that are incorporated by reference into the short form prospectus or the preliminary short form prospectus may be obtained without charge upon request from the Company's secretary.

